Issuer Free Writing Prospectus Filed Pursuant to Rule 433 Registration Statement No. 333-133353 September 25, 2007

STRATEGIC HOTELS & RESORTS, INC.

SERIES A CUMULATIVE REDEEMABLE PREFERRED STOCK

Final Term Sheet

Issuer: Strategic Hotels & Resorts, Inc. (the “Company”)

Security: 8.50% Series A Cumulative Redeemable Preferred Stock

CUSIP: 86272T304

Size: 425,000 shares	Over-allotment option: 63,750 shares

Type of security: SEC registered—Registration Statement No. (333-133353); preliminary prospectus supplement dated September 20, 2007

Public offering price: $23.5000 per share; $9,987,500 total

Underwriting discounts and commissions: $0.7875 per share; $334,687.50 total ($384,890.63 if over-allotment option is exercised in full)

Proceeds to the Company, before expenses: $22.7125 per share; $9,652,812.50 total ($11,100,734.38 if over-allotment option is exercised in full). The Company will use the proceeds to pay a portion of amounts outstanding under Strategic Hotel Funding, L.L.C.’s revolving credit facility and for other general corporate purposes. An affiliate of the underwriter is a lender under the revolving credit facility.

Expected net proceeds after deducting underwriting discounts and commissions and estimated transaction expenses payable by the Company: $9,302,812.50 ($10,750,734.38 if over-allotment option is exercised in full). Company’s expenses, excluding underwriting discounts and commissions but including the fees and expenses of underwriter’s counsel, will be approximately $350,000.

Sole Bookrunner:	Raymond James & Associates, Inc.	425,000 shares

Dividend rate: 8.50% of the liquidation preference per annum; $2.125 per annum per share, cumulative from October 1, 2007

Redemption: On or after March 16, 2010 (except in certain limited circumstances as described in the preliminary prospectus supplement)

Settlement and delivery date: October 1, 2007

Selling concession: Not to exceed $0.50 per share

Reallowance to other dealers: Not to exceed $0.45 per share

The issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement dated September 20, 2007) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-248-8863 or you may e-mail a request to pat.woolley@raymondjames.com.